June 21, 2005

Zip+4 Code: 20077-9366

<u>Via Fax & U.S. Mail</u>

Mr. Bruce Edwards
Acting President and Chief Executive Officer
Elite Flight Solutions, Inc.
710 Third Street
Roanoke, Virginia 24061

RE: Elite Flight Solutions, Inc. (the "Company")
**   Form 10-K for the year ended June 30, 2004**
**   File No. 1-31231**

We have received your response letter dated April 22, 2005, and have the following comments.
Please provide us with the requested supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in
electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen
(15) business days.

Form 10-K for the fiscal year ended June 30, 2004

<u>Management's Discussion and Analysis</u>

<u>-Results of Operations</u>

<u>-Operating Expenses, page 10</u>

1.   We note your response to comment 1. In addition to identifying the components of other
       operating expenses, discuss in future filings the changes in your operating results for the
       periods being compared to provide a meaningful discussion to the reader of those
       significant items impacting your results. Tell us, in great detail, and discuss in future
       filings, the services that were provided to you that are included in professional and
       consulting fees of $2,235,627. We may have further comment based on your response.

Form 10-Q for the quarterly period ended December 31, 2004

2.   We note from your disclose in Note 9 to the financial statements that you anticipate filing
       a Registration Statement on Form SB-2. Tell us when you plan to file such Registration
       Statement and whether you or Cornell Capital Partners LP have analyzed whether the

filing of that Registration Statement would be consistent with Section 5 of the Securities Act.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, Michele Gohlke, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, or Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief